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                                                  ------------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                         A.C. MOORE ARTS & CRAFTS, INC.
                         ------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)



                                   00086T 10 3
                                 --------------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [ ]    Rule 13d-1(b)
           [X]    Rule 13d-1(c)  (L&K 2002 Grantor Retained Annuity Trust #1)**
           [X}    Rule 13d-1(d)  (William Kaplan)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Joins filing as its initial Schedule 13G with respect to the subject class of securities.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

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-------------------------------                           ----------------------
CUSIP NO.    00086T 10 3               Schedule 13G             Page 2 of 7
-------------------------------                           ----------------------

------------------------------------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          William Kaplan

------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)              (a)      |_|
                                                                                             (b)      |_|

------------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

------------------------------------------------------------------------------------------------------------------------------------
                           5     SOLE VOTING POWER
                                 2,982,000 shares(1)   (See Item 4)
   NUMBER OF SHARES
     BENEFICIALLY        -----------------------------------------------------------------------------------------------------------
       OWNED BY            6     SHARED VOTING POWER
         EACH                    0 shares
       REPORTING
      PERSON WITH:       -----------------------------------------------------------------------------------------------------------
                           7     SOLE DISPOSITIVE POWER
                                 2,982,000 shares(1)   (See Item 4)

                         -----------------------------------------------------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                 0 shares

------------------------------------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,982,000 shares(1)  (See Item 4)

------------------------------------------------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                          |_|

------------------------------------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          15.9%  (See Item 4)

------------------------------------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          IN

------------------------------------------------------------------------------------------------------------------------------------

(1) On June 25, 2002, the board of directors of A.C. Moore Arts & Crafts, Inc. ("ACMR") approved a two-for-one stock split for shareholders of record as of the close of business on July 15, 2002 (the "Stock Split)". As a result of the Stock Split, the Reporting Person acquired 1,491,000 additional shares of ACMR's common stock.

-------------------------------                           ----------------------
CUSIP NO.    00086T 10 3               Schedule 13G             Page 3 of 7
-------------------------------                           ----------------------

------------------------------------------------------------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          L&K 2002 Grantor Retained Annuity Trust #1

------------------------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)              (a)      |_|
                                                                                             (b)      |_|

------------------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

------------------------------------------------------------------------------------------------------------------------------------
                           5     SOLE VOTING POWER
                                 2,982,000 shares(2)   (See Item 4)
   NUMBER OF SHARES
     BENEFICIALLY        -----------------------------------------------------------------------------------------------------------
       OWNED BY            6     SHARED VOTING POWER
         EACH                    0 shares
       REPORTING
      PERSON WITH:       -----------------------------------------------------------------------------------------------------------
                           7     SOLE DISPOSITIVE POWER
                                 2,982,000 shares(2)   (See Item 4)

                         -----------------------------------------------------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                 0 shares

------------------------------------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,982,000 shares(2)  (See Item 4)

------------------------------------------------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                                          |_|

------------------------------------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          15.9%  (See Item 4)

------------------------------------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          00

------------------------------------------------------------------------------------------------------------------------------------

(2) As a result of the Stock Split, the Reporting Person acquired 1,491,000 additional shares of ACMR's common stock.

Item 1(a)         Name of Issuer:
                  --------------

                  A.C. Moore Arts & Crafts, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  500 University Court, Blackwood, NJ 08012

Item 2(a)         Name of Person Filing:
                  ---------------------

                  William Kaplan

                  L&K 2002 Grantor Retained Annuity Trust #1

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  William Kaplan: c/o A.C. Moore Arts & Crafts, Inc., 500 University Court, Blackwood, NJ 08012

                  L&K 2002 Grantor Retained Annuity Trust #1:
                  c/o Robert J. Laughlin, V.P., J.P. Morgan Trust Company of Delaware, 500 Stanton Road, Newark, DE 19713

Item 2(c)         Citizenship:
                  -----------

                  William Kaplan: United States of America

                  L&K 2002 Grantor Retained Annuity Trust #1: State of Delaware

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, no par value

Item 2(e)         CUSIP Number:
                  ------------

                  00086T 10 3

Item 3            Not Applicable

Item 4            Ownership:
                  ---------

                  (a) Amount beneficially owned: As of December 31, 2002, William Kaplan and the L&K 2002 Grantor Retained Annuity Trust #1 (collectively, the "Reporting Persons") beneficially owned 2,982,000 shares* of common stock of the Issuer.

                           The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any equity securities covered by this Schedule 13G or (b) that this
                           Schedule 13G is legally required to be filed by the Reporting Persons.

-----------------------
* By virtue of William Kaplan's position as Investment Trustee of the L&K 2002 Grantor Retained Annuity Trust #1, William Kaplan has the power to vote and dispose of, and therefore may be deemed to be the beneficial owner of, 2,982,000 shares owned of record by the L&K 2002 Grantor Retained Annuity Trust #1.

                  (b) Percent of class: 15.9% (Based on 18,806,047 shares outstanding as of December 31, 2002).

                  (c) Number of shares as to which the Reporting Persons have:

                           (i)      sole power to vote or to direct the vote:
                                    2,982,000 shares of common stock of the
                                    Issuer**;

                           (ii)     shared power to vote or to direct the vote:
                                    0 shares of common stock of the Issuer;

                           (iii) sole power to dispose or to direct the disposition of: 2,982,000 shares of common stock of the Issuer**; and

                           (iv) shared power to dispose or to direct the disposition of: 0 shares of common stock of the Issuer.

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------

                Not Applicable

Item 6          Ownership of More Than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                Company:
                -------------------------------------------------------------

                Not Applicable

Item 8          Identification and Classification of Members of the Group:
                ---------------------------------------------------------

                Not Applicable

Item 9          Notice of Dissolution of Group:
                ------------------------------

                Not Applicable

Item 10         Certification
                -------------

                By signing below I, William Kaplan, as Investment Trustee of the L&K 2002 Grantor Retained Annuity Trust #1, certify that, to the best of my knowledge and belief, the

-----------------
** William Kaplan has the sole power (i) to vote or to direct the vote of and
(ii) to dispose or to direct the disposition of 2,982,000 shares of common stock of the Issuer as the Investment Trustee of the L&K 2002 Grantor Retained Annuity Trust #1.

                  securities referred to above were not acquired by the L&K
                  2002 Grantor Retained Annuity Trust #1 and are not held by the L&K 2002 Grantor Retained Annuity Trust #1 for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired by the L&K 2002 Grantor Retained Annuity Trust #1 and are not held by the L&K 2002 Grantor Retained Annuity Trust #1 in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2003                         By:  /s/ William Kaplan
      ----------------------                        --------------------------
                                                    Name:  William Kaplan


                                               L&K 2002 GRANTOR RETAINED ANNUITY
                                               TRUST #1


Date: January 29, 2003                         By:  /s/ William Kaplan
      ----------------------                        ----------------------------
                                                    Name:  William Kaplan
                                                    Title: Investment Trustee

                                    Exhibit 1

                             Joint Filing Agreement


         This Amendment to Schedule 13G (the "Statement") is filed on behalf of each of the following reporting persons: William Kaplan and L&K 2002 Grantor Retained Annuity Trust #1 (individually, a "Reporting Person" and, collectively, the "Reporting Persons"). Each Reporting Person hereby agrees and consents to the joint filing of the Statement on behalf of each Reporting Person pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person represents that he or it, as the case may be, is eligible to file the Statement. Each Reporting Person understands that he or it, as the case may be, is responsible for the timely filing of the Statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained in the Statement; each Reporting Person understands that he or it, as the case may be, is not responsible for the completeness or accuracy of the information concerning the other Reporting Person making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement and the filing of the Statement shall not be construed as an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such Reporting Persons for the purposes of Section 13(d) or 13(g) of the Exchange Act. This Statement and this Joint Filing Agreement may be executed in more than one counterpart.

Date: January 29, 2003                         By:  /s/ William Kaplan
      ----------------------                        --------------------------
                                                    Name:  William Kaplan


                                               L&K 2002 GRANTOR RETAINED ANNUITY
                                               TRUST #1


Date: January 29, 2003                         By:  /s/ William Kaplan
      ----------------------                        ----------------------------
                                                    Name:  William Kaplan
                                                    Title: Investment Trustee